November 1, 2018	Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025-1015 +1 650 614 7400 orrick.com Christopher J. Austin E caustin@orrick.com D +1 212 506 5234 M +1 781 325 6689
VIA EDGAR AND OVERNIGHT COURIER U.S. Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3030 Washington, D.C. 20549
Attn:    Timothy S. Levenberg, Special Counsel
Irene Barberena-Meissner, Staff Attorney
Wei Lu, Staff Accountant
Jennifer O’Brien, Staff Accountant
Re:    Beyond Meat, Inc.
Registration Statement on Form S-1 (Draft no. 1)
Submitted October 16, 2018
    CIK No. 0001655210
Ladies and Gentlemen:
On behalf of Beyond Meat, Inc. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 26, 2018, with respect to draft no. 1 of the draft registration statement on Form S-1 (CIK No. 0001655210) that was confidentially submitted by the Company to the Commission on October 16, 2018 (the “Draft Registration Statement”).
The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. For the convenience of the Staff, we are also sending by overnight courier copies of this letter and copies of draft no. 2 of the Draft Registration Statement that are marked to show changes from draft no. 1 of the Draft Registration Statement.
In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Draft Registration Statement to update certain other disclosures, and has included in management’s discussion and analysis, disclosures regarding the nine months ended September 29, 2018 and summary quarterly financials.

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Business
Business – The Beyond Meat Strategic Difference, page 73

1.
We note the disclosure you provided under “Unique Approach to Our Brand” in response to prior comment 2, which includes the statement that your net revenues “have been steadily increasing over the past several years along with [y]our earned media impressions.” If you retain disclosure relating to “earned media impressions,” please provide enhanced disclosure to clarify the nature of the nexus between that metric and your results of operations or to make clear that there is none. Also clarify the extent to which your management has used and intends to use this information in managing your business. If management does not use the “earned media impressions” metric in managing your business and it does not reflect or directly relate to your past and anticipated results, it is unclear why that metric would be material to investors and would enhance a reader’s understanding of your business.

The Company has revised the Draft Registration Statement on page 83 to clarify that it uses “earned media impressions” (“EMIs”) to gauge brand awareness and to eliminate the implication that there is a nexus between the metric and the Company’s results of operations. Increasing brand awareness is a key growth strategy for the Company and therefore the Company believes that EMIs are generally useful to investors in evaluating how successful the Company is in executing on this strategy. The Company advises the Staff that the Company does not use EMIs as a metric to evaluate its business or its operations nor is there any direct relationship between EMIs and the Company’s results of operations.

2.
Additionally, we note that the “earned media impressions” metric appears to include significant limitations, such as possibly inflating the total amount of exposure to content mentioning or featuring your brand or product by name. Please explain to us why you believe that this metric would nonetheless be useful to investors. Also, if true, please further clarify the potential for inflation due to double- or multiple-counting of impressions repeated by more than one media outlet over time, discuss further the limitations of such a metric, and disclose that the reader should not place undue emphasis or reliance on such data given its limitations and lack of pertinence as to how management manages the company’s operations.

The Company respectfully advises the Staff that, as stated in its response to comment no. 1 above, EMIs are generally useful to investors in evaluating how successful the

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Company is in executing on its strategy to grow brand awareness. The Company believes that EMI is recognized across a range of consumer products industries as a useful metric for gauging brand awareness, general consumer exposure to a company’s brand and organic consumer interest.

The Company has revised the Draft Registration Statement on page 83 as requested.

3.	If you retain the discussion, please expand it to address in necessary detail the underlying assumptions you used to derive the “earned media impressions” metric.
The Company respectfully advises the Staff that the underlying assumptions used to derive EMIs are contained in the definition of the EMIs which appears on page 83 of the Registration Statement, namely that the entire viewership or readership of a media outlet is used to determine EMIs. As also explained on page 83 of the Registration Statement, EMIs do not take into account whether a reader or viewer in fact saw or read the impression. Thus, EMIs assume that every single viewer or reader has been exposed to the impression.
Customers and Distributors, page 80

4.
We note that you previously discussed a number of significant agreements, including those relating to licensing and sales. However, you appear to no longer intend to file these agreements as exhibits, and you have removed the related disclosures. You also disclose here and elsewhere that for 2017, your largest distributors in terms of their respective percentages of your gross revenues included the following: UNFI, 38%, KeHe, 10% and DOT, 10%, and that sales to Whole Foods, your largest customer, was 10%. Please explain why you no longer intend to file such agreements as exhibits and why you have removed some of the related disclosures. In the alternative, please summarize the material terms of these agreements and file these agreements as exhibits with your next amendment. Refer to 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully advises the Staff that subsequent to the initial submission of the Draft Registration Statement and in light of the Company’s rapid revenue growth and the high demand for its products, the Company re-evaluated the materiality of the exhibits identified in the Staff’s comment and determined they were not required to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

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Distributor Agreements
As is typical in the food industry, the Company relies upon several distributors to distribute its products to retail customers and restaurant and foodservice customers. As such, the Company has determined that its contracts with distributors are of the sort that ordinarily accompanies the kind of business conducted by the Company and are made in the ordinary course of its business within the meaning of Item 601(b)(10)(ii) of Regulation S-K.
The Company also determined that its business is not “substantially dependent” on any individual contract with a distributor. Although its three largest distributors accounted for approximately 30%, 10% and 10% of its gross revenues in 2017 and the fourth accounted for 14% in the nine months ended September 29, 2018, the Company believes that it is not substantially dependent upon its agreements with these distributors. These agreements are short-term, non-exclusive, may be canceled with short notice and do not provide for minimum purchase commitments by any distributor. In this respect, the contracts do not constitute “continuing contracts to sell the major part of registrant’s products or services” or the other example contracts described in Item 601(b)(10)(ii)(B) of Regulation S-K.
Moreover, the Company believes that these contracts are not essential to its business because without the contracts the Company would be able to conduct its business with these same distributors on a purchase order basis only. Except for limited marketing by Sysco, the distributors do not currently engage in any significant marketing or promotional activities relating to the Company’s products. The Company provides a price list to the distributors and there is no negotiation regarding price. Given the strong and growing demand for the Company’s products, the Company expects that it would continue to receive purchase orders from distributors absent a contract.
Additionally, the Company believes that, even if its relationship with these four distributors were terminated, with the high level of demand for the Company’s products, the Company would be able to effectively sell its products through other distributors and that retail customers and restaurant and foodservice customers who currently purchase its products from these distributors would then purchase from other distributors or in some cases directly from the Company. The Company is actively adding partners to its distribution program, including two more in January 2019. While the Company does state in the risk factor discussion that the Company uses a limited number of distributors

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for the substantial majority of its sales, the Company manages its relationships with each distributor to minimize the risk of such harm and to enable the Company to sell its products through other distributors, if necessary.
Whole Foods Agreement
The Company has determined that, like the distributor agreements, its contract with Whole Foods Market (“Whole Foods”) is of a sort that ordinarily accompanies the kind of business conducted by the Company and is made in the ordinary course of its business within the meaning of Item 601(b)(10)(ii) of Regulation S-K.
The Company has also determined that its business is not “substantially dependent” on its agreement with Whole Foods. Although sales to Whole Foods accounted for approximately 10%, of the Company’s gross revenues in 2017, the Company believes that it is not substantially dependent upon this agreement. Sales to Whole Foods do not have to be made directly to it but instead can be made through a number of distributors, and in fact, sales to Whole Foods are currently being made through a distributor in addition to sales through the direct agreement with Whole Foods. Moreover, as of the end of the third quarter of fiscal 2018, sales to Whole Foods constituted only 2% of the Company’s gross revenues in part due to the Company’s ongoing and significant revenue growth.
Exclusivity Agreement
While the Company once identified as an exhibit the exclusivity agreement with Sysco, the Company no longer believes the agreement is required to be filed. Pursuant to 601(b)(10)(ii) of Regulation S-K, a contract entered into in the ordinary course of business need not be filed, even if it is a contract upon which the registrant is substantially dependent, if the contract is “immaterial in amount or significance.” The Company advises the Staff that the agreement relates to a product line (sausage products), which currently constitutes less than 1% of the Company’s gross revenues as of the end of the third quarter of fiscal 2018, and the Company anticipates that revenues from sausage products will continue to make up only a small percentage of the Company’s gross revenues in the future. As such, the Company believes this contract is immaterial in amount or significance and, in any case, the Company is not substantially dependent on it.

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University of Missouri License
While the Company once identified as an exhibit its license agreement with the University of Missouri (the “Missouri License”) with respect to its chicken products, the Company no longer believes it is required to be filed because the patent that underlies the Missouri License has been abandoned and the processes related to such patent are free to be used.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 506-5234. In my absence, please direct your questions or comments to William L. Hughes at (415) 773-5720.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Christopher J. Austin
Christopher J. Austin
cc:    Ethan Brown
Mark Nelson
Cathy Birkeland
Latham & Watkins LLP
Brian Nussbaum
Deloitte & Touche LLP
Harold Yu
William L. Hughes
Orrick, Herrington & Sutcliffe LLP